EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.